Exhibit 12
Peoples Energy Corporation and Subsidiary Companies
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2005	2004	2003	2002	2001
Net Income Before Preferred
Stock Dividends, as reported	$78,133	$81,564	$103,934	$89,071	$96,939

Change in undistributed earnings from equity investees	(10,150)	(8,327)	4,740	12,216	(7,587)

Add — Income Taxes	44,704	37,833	59,182	46,321	51,372
Fixed charges excluding capitalized interest	50,615	48,426	49,441	56,439	72,051

Earnings	$163,302	$159,496	$217,297	$204,047	$212,775

Fixed charges including capitalized interest	$50,615	$48,426	$49,441	$56,439	$72,051

Ratio of Earnings to Fixed Charges	3.23	3.29	4.40	3.62	2.95

Exhibit 12
The Peoples Gas Light and Coke Company and Subsidiary Companies
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2005	2004	2003	2002	2001
Net Income Before Preferred
Stock Dividends	$49,333	$45,376	$79,582	$77,818	$75,259

Add — Income Taxes	26,690	24,397	45,752	47,832	47,692
Fixed Charges excluding capitalized interest	23,781	21,114	22,314	23,673	36,737

Earnings	$99,804	$90,887	$147,648	$149,323	$159,688

Fixed Charges including capitalized interest	$23,781	$21,114	$22,314	$23,673	$36,737

Ratio of Earnings to Fixed Charges	4.20	4.30	6.62	6.31	4.35

Exhibit 12
North Shore Gas Company and Subsidiary Companies
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2005	2004	2003	2002	2001
Net Income Before Preferred
Stock Dividends	$11,397	$11,076	$14,545	$12,921	$14,580

Add — Income Taxes	6,656	6,743	8,712	7,916	9,013
Fixed Charges excluding capitalized interest	3,706	3,688	3,603	5,045	5,434

Earnings	$21,759	$21,507	$26,860	$25,882	$29,027

Fixed Charges including capitalized interest	$3,706	$3,688	$3,603	$5,045	$5,434

Ratio of Earnings to Fixed Charges	5.87	5.83	7.45	5.13	5.34